[BB&T Letterhead]

May 7, 2019

VIA EDGAR AND FEDEX

Ms. Erin M. Purnell, Esq.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BB&T Corporation

Registration Statement on Form S-4

Filed March 11, 2019

File No. 333-230179

Dear Ms. Purnell:

On behalf of BB&T Corporation (“BB&T”), and in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to BB&T’s registration statement on Form S-4 filed with the Commission on March 11, 2019 (the “Registration Statement”) contained in your letter dated April 4, 2019 (the “Comment Letter”), I submit this letter containing BB&T’s responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

General

1.

Please provide us supplementally with copies of any board books or similar materials that either RBCCM or Goldman Sachs presented to the BB&T and SunTrust boards, respectively, in connection with their fairness opinions.

Erin M. Purnell

Securities and Exchange Commission

May 7, 2019

RESPONSE:

Concurrent with the filing of Amendment No. 1, Fried, Frank, Harris, Shriver & Jacobson LLP, counsel for Goldman Sachs, and O’Melveny & Myers LLP, counsel for RBCCM, are supplementally and confidentially providing to the Staff under separate cover, pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, Rule 12b-4 promulgated under the Securities and Exchange Act of 1934, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), copies of the board books prepared by Goldman Sachs and RBCCM that were shared with the SunTrust board and its representatives and the BB&T board and its representatives, respectively, in connection with their fairness opinions. Such information is being provided to the Staff on a supplemental and confidential basis only under separate cover, and is not to be filed with, deemed part of or included in the Registration Statement or any amendment thereto.

BB&T has been advised that, in accordance with such Rules, counsel for Goldman Sachs and RBCCM have requested that these materials be promptly returned to them following completion of the Staff’s review thereof and that counsel have, by separate letter, requested confidential treatment of such materials pursuant to such Rules.

Questions and Answers

Will the value of the merger consideration change between the date of this joint proxy statement/prospectus...?, page 5

2.

We note your disclosure that the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for BB&T common stock. Please revise your disclosure in this section and throughout the proxy statement/prospectus to clearly state, if true, that there is no minimum market value of BB&T common stock that would trigger a potential termination of the merger agreement.

RESPONSE:

In response to the Staff’s comment, BB&T has revised the disclosure on pages 5, 22, 34 and 123 of Amendment No. 1.

The Merger

Background of the Merger, page 53

3.

We note your disclosure that each of the board of directors of BB&T and SunTrust have regularly reviewed and assessed their respective strategic opportunities. We note also that your disclosure makes no mention of any discussions of business combinations with any entities other than BB&T and SunTrust. Please explain the extent to which either BB&T or SunTrust considered opportunities with any other companies during this time period. If no other companies were considered as potential merger partners, please explain why the parties did not expand their respective searches.

Erin M. Purnell

Securities and Exchange Commission

May 7, 2019

RESPONSE:

Although SunTrust considered the possibility of other merger transactions, there were no discussions with any other institutions in the six months leading up to the announcement of the merger. SunTrust did not engage in any discussions with other potential merger of equals partners because the shareholder benefits did not approach those of a combination with BB&T, nor did any such theoretical transactions provide similar cultural compatibility, synergies and scale benefits. SunTrust had not for several years considered acquisitions of smaller banking institutions as part of its growth strategy, and had not been approached by any other party with an acquisition proposal.

Over the past several years, BB&T has occasionally acquired other, smaller banking institutions as part of its growth strategy. BB&T had evaluated potential acquisition opportunities during this time period, but all such evaluations were preliminary in nature and did not result in any actionable proposals. BB&T did not engage in discussions with other potential merger of equals partners because the shareholder benefits did not approach those of a combination with SunTrust, nor did any such theoretical transactions provide similar cultural compatibility, synergies and scale benefits.

4.

Please revise your disclosure to describe in more detail the discussions regarding the exchange ratio. We note that the parties agreed to recommend a range between 1.28 and 1.31, but you have not addressed any prior proposals or described the negotiations that proceeded the agreed-upon range. For example, did the parties discuss any options other than an all stock merger with a fixed exchange ratio? How did Mr. King and Mr. Rogers decide on the range, and then subsequently the 1.295 exchange ratio? Did either BB&T or SunTrust propose any changes to the exchange ratio as negotiations continued and due diligence was conducted?

RESPONSE:

In response to the Staff’s comment, BB&T has revised the disclosure on pages 54 – 57 of Amendment No. 1.

Opinion of BB&T’s Financial Advisor

Selected Transactions Analysis, page 81

5.

We note that the list of precedent stock-for-stock merger of equals transactions includes only one precedent that occurred within the past twelve years. Please revise to explain RBCCM’s decision to expand the precedent range of the largest stock-for-stock merger of equals to the past twenty years, as opposed to using a more recent time frame.

Erin M. Purnell

Securities and Exchange Commission

May 7, 2019

RESPONSE:

In response to the Staff’s comment, BB&T has revised the disclosure on page 82 of Amendment No. 1.

Governance of the Combined Company After the Merger

Chief Executive Officer, Chairman, President and Chief Operating Officer, page 99

6.

We note your disclosure regarding the detailed succession planning and employment agreements for Messrs. King and Rogers, both of which include periods of time where they will serve as chairman and/or directors of the board of the surviving company. We note also that you describe the requirements of the board to nominate these persons to their respective positions, and the penalties if they do not do so. We note further your disclosure elsewhere in the proxy statement/prospectus that shareholders will have the right to re-elect members of the board on an annual basis. Please revise your disclosure here and on pages 86 and 91 to describe what will happen if shareholders do not re-elect either Messrs. King or Rogers to the board during the terms of their employment agreements. Include specific references to any relevant provisions of their employment agreements. Depending on your response, we may determine that Risk Factor disclosure is appropriate.

RESPONSE:

In response to the Staff’s comment, BB&T has revised the disclosure that appears on pages 89 and 94 of Amendment No. 1, and has also revised the disclosure that appears under the heading “Risk Factors” on page 35 of Amendment No. 1 and the disclosure that appears under the heading “The Merger—Governance of the Combined Company After the Merger—Chief Executive Officer, Chairman, President and Chief Operating Officer” on page 102 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements, page 124

7.	Please add a note on the estimated merger integration costs and the estimated cost savings following the merger.

RESPONSE:

In response to the Staff’s comment, BB&T has revised the disclosure on page 140 of Amendment No. 1.

8.	Please add a note on potential divestitures of businesses, branches, etc. of BB&T and SunTrust in order to obtain regulatory approval for the merger agreement.

Erin M. Purnell

Securities and Exchange Commission

May 7, 2019

RESPONSE:

In response to the Staff’s comment, BB&T has revised the disclosure on page 140 of Amendment No. 1.

Note 3. Adjustments to the unaudited pro forma condensed combined balance sheet, page 130

9.	Please revise note (c) to disclose the estimated life of the loans being acquired over which the fair value adjustments will be recognized.

RESPONSE:

In response to the Staff’s comment, BB&T has revised the disclosure on page 136 of Amendment No. 1.

10.	Please revise note (h) to disclose the estimated life of the deposits being assumed over which the fair value adjustment will be recognized.

RESPONSE:

In response to the Staff’s comment, BB&T has revised the disclosure on page 137 of Amendment No. 1.

11.	Please revise note (i) to disclose the estimated life of the long term debt over which the fair value adjustment will be recognized.

RESPONSE:

In response to the Staff’s comment, BB&T has revised the disclosure on page 137 of Amendment No. 1.

Note 4. Adjustments to the unaudited pro forma condensed combined statement of income, page 132

12.	Please revise note (a) to separately disclose the elimination of the SunTrust amortization and the BB&T estimated amortization of the premiums and accretion of discounts separately.

RESPONSE:

In response to the Staff’s comment, BB&T has revised the disclosure on page 138 of Amendment No. 1.

13.	Please revise note (d) to disclose the elimination of SunTrust amortization and BB&T’s estimated amortization on acquired long-term debt separately.

Erin M. Purnell

Securities and Exchange Commission

May 7, 2019

RESPONSE:

In response to the Staff’s comment, BB&T has revised the disclosure on page 138 of Amendment No. 1.

*     *     *

BB&T acknowledges that:

•	BB&T is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BB&T may not assert Staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

If you have any further comments or questions relating to the foregoing, please do not hesitate to contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 or MGuest@wlrk.com.

Very truly yours,

/s/ Robert J. Johnson, Jr.
Robert J. Johnson, Jr. Senior Executive Vice President, General Counsel, Secretary and Chief Corporate Governance Officer

cc:	Ellen M. Fitzsimmons, SunTrust Banks, Inc.

Edward Herlihy, Wachtell, Lipton, Rosen & Katz

Matthew M. Guest, Wachtell, Lipton, Rosen & Katz

H. Rodgin Cohen, Sullivan & Cromwell LLP

Mitchell S. Eitel, Sullivan & Cromwell LLP